UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. )*

TransAct Technologies Incorporated
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

892918103
(CUSIP Number)

December 31, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☑ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 892918103	Schedule 13G	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS Bart C. Shuldman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 525,315(1)
	6	SHARED VOTING POWER 6,300(2)
	7	SOLE DISPOSITIVE POWER 525,315(1)
	8	SHARED DISPOSITIVE POWER 6,300(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 531,615(1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.66%(1)(2)(3)
12	TYPE OF REPORTING PERSON IN

(1)
Includes (i) 59,365 shares of common stock, par value $0.01 per share (“Company Common Stock”), of TransAct Technologies Incorporated (the “Company”) owned directly by the reporting person, (ii) 451,250 shares of Company Common Stock underlying options issued to the reporting person under the Company’s equity incentive plans that are currently exercisable or that will become exercisable within 60 days after December 31, 2020, and (iii) 14,700 restricted stock units issued to the reporting person under the Company’s equity incentive plans that will convert into shares of Company

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CUSIP No. 892918103	Schedule 13G	Page 3 of 9 Pages

Common Stock within 60 days after December 31, 2020.

(2)	Includes (i) 1,500 shares owned by the reporting person’s spouse in an individual retirement account and (ii) 4,800 shares owned by the reporting person’s daughters.

(3)	Beneficial ownership percentage is based upon 8,931,385 shares of Company Common Stock issued and outstanding as of December 31, 2020, as reported to the reporting person by the Company.

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CUSIP No. 892918103	Schedule 13G	Page 4 of 9 Pages

Item 1(a).	NAME OF ISSUER
TransAct Technologies Incorporated

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
One Hamden Center 2319 Whitney Avenue, Suite 3B Hamden, CT 06518

Item 2(a).	NAME OF PERSON FILING
Bart C. Shuldman

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
c/o TransAct Technologies Incorporated 6700 Paradise Road, Suite D Las Vegas, NV 89119

Item 2(c).	CITIZENSHIP
United States

Item 2(d).	TITLE OF CLASS OF SECURITIES
Common Stock, par value $0.01 per share

Item 2(e).	CUSIP NUMBER
892918103

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CUSIP No. 892918103	Schedule 13G	Page 5 of 9 Pages

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:
Not applicable.

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CUSIP No. 892918103	Schedule 13G	Page 6 of 9 Pages

Item 4.	OWNERSHIP

(a)	Amount beneficially owned:
531,615(1)(2)

(b)	Percent of class:
5.66%(1)(2)(3)

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or direct the vote: 525,315 (1)

(ii)	Shared power to vote or direct the vote: 6,300(2)

(iii)	Sole power to dispose or direct the disposition of: 525,315 (1)

(iv)	Shared power to dispose or direct the disposition of: 6,300(2)

(1)
Includes (i) 59,365 shares of common stock, par value $0.01 per share (“Company Common Stock”), of TransAct Technologies Incorporated (the “Company”) owned directly by the reporting person, (ii) 451,250 shares of Company Common Stock underlying options issued to the reporting person under the Company’s equity incentive plans that are currently exercisable or that will become exercisable within 60 days after December 31, 2020, and (iii) 14,700 restricted stock units issued to the reporting person under the Company’s equity incentive plans that will convert into shares of Company Common Stock within 60 days after December 31, 2020.

(2)	Includes (i) 1,500 shares owned by the reporting person’s spouse in an individual retirement account and (ii) 4,800 shares owned by the reporting person’s daughters.

(3)	Beneficial ownership percentage is based upon 8,931,385 shares of Company Common Stock issued and outstanding as of December 31, 2020, as reported to the reporting person by the Company.

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CUSIP No. 892918103	Schedule 13G	Page 7 of 9 Pages

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP
Not applicable.

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CUSIP No. 892918103	Schedule 13G	Page 8 of 9 Pages

Item 10.	CERTIFICATIONS

Not applicable.

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CUSIP No. 892918103	Schedule 13G	Page 9 of 9 Pages
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
DATE: February 8, 2021

/s/ Bart C. Shuldman
Name: Bart C. Shuldman

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